Target Hospitality Corp.

2170 Buckthorne Place, Suite 440

The Woodlands, TX 77380

May 14, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:                    Stacie Gorman

Re:                             Target Hospitality Corp.

Registration Statement on Form S-3 (File No. 333-230795)

Ladies and Gentlemen:

On behalf of Target Hospitality Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement on Form S-3 (File No. 333-230795) (the “Registration Statement”) of the Company be accelerated to 10:00 a.m. on Thursday, May 16, 2019, or as soon as practicable thereafter. The Company respectfully requests that you notify William F. Schwitter by a telephone call to (212) 610-6462 of such effectiveness.

Please contact William F. Schwitter at Allen & Overy LLP at (212) 610-6462 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

TARGET HOSPITALITY CORP.

		By:	/s/ Heidi D. Lewis
		Name:	Heidi D. Lewis
		Title:	Executive Vice President, General Counsel & Secretary

cc:	William F. Schwitter, Esq.